Unanimous Written Consent Resolution of
The Board of Directors of
Cenex Harvest States Cooperatives
Amending the
Amended and Restated Resolution Creating a Series of
Preferred Equity to be Designated
8% Cumulative Redeemable Preferred Stock

WHEREAS, on January 7, 2003 the Board of Directors of Cenex Harvest States Cooperatives adopted an Amended and Restated Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock (the “Preferred Stock Resolution”); and

WHEREAS, the Board of Directors desires to amend the Preferred Stock Resolution and does hereby consent to such amendment and to the adoption of the following resolution:

RESOLVED, that Section 3(a) of the Preferred Stock Resolution is hereby amended in its entirety to read as follows:

    “(a)   Payment of Dividends. The holders of the Preferred Stock shall be entitled to receive quarterly dividends when, as and if declared by the Board of Directors out of funds legally available for such purpose, at the rate of $2.00 per annum per share. Dividends shall be payable on March 31, June 30, September 30 and December 31 of each year (each such date a “Payment Date”), provided that any such Payment Date is a Business Day. A Business Day is any day that is not a Saturday, Sunday or a legal holiday. If any Payment Date is not a Business Day, such dividend shall be payable without interest on the next Business Day. Dividends shall be fully cumulative and shall accumulate without interest from and including the latest of (i) the closing date of the first issuance and sale of shares of Preferred Stock or (ii) the day immediately following the most recent Payment Date as to which dividends have been paid. Dividends shall be paid to holders of record as they appear on the books of the Company five Business Days prior to the relevant Payment Date. The Company may, in its sole discretion, pay dividends by any one or more of the following means: (x) check mailed to the address of such holder as it appears on the books of the Company, (y) electronic transfer in accordance with instructions provided by such holder or (z) any other means mutually agreed between the Company and such holder. The amount of dividends payable shall be computed on the basis of a 360-day year of twelve 30-day months. Each payment of dividends will include dividends to and including the relevant Payment Date.”

RESOLVED, FURTHER, that the foregoing resolution is effective January 15, 2002.

/s/ Michael Toelle
Michael Toelle

/s/ Robert Bass
Robert Bass

/s/ Jim Kile
Jim Kile

/s/ Merlin Van Walleghen
Merlin Van Walleghen

/s/ Bruce Anderson
Bruce Anderson

/s/ David Bielenberg
David Bielenberg

/s/ Dennis Carlson
Dennis Carlson

/s/ Curt Eischens
Curt Eischens

/s/ Robert Elliott
Robert Elliott

/s/ Robert Grabarski
Robert Grabarski

/s/ Jerry Hasnedl
Jerry Hasnedl

/s/ Glen Keppy
Glen Keppy

/s/ Randy Knecht
Randy Knecht

/s/ Leonard Larsen
Leonard Larsen

[signatures continue]

/s/ Richard Owen Richard Owen /s/ Duane Stenzel Duane Stenzel /s/ Elroy Webster Elroy Webster